Heather G. Callender hcallender@velaw.com

Tel 713.758.4618 Fax 713.615.5038

December 16, 2005

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Tangela S. Richter, Branch Chief

Re:	Magellan Midstream Partners, L.P.
Registration Statement on Form S-3
Filed October 19, 2005
File No. 333-129121

Quarterly Reports on Forms 10-Q for the Fiscal Periods Ended
June 30, 2005 and September 30, 2005
File No. 1-16335

Dear Ms. Richter:

On behalf of Magellan Midstream Partners, L.P. (the “Company”), we have filed through EDTAR and enclose five courtesy copies of Amendment No. 1 to the above reference Registration Statement (the “Registration Statement”). This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 17, 2005 (the “Comment Letter”) with respect to the Registration Statement and the Company’s Quarterly Reports on Form 10-Q for the Fiscal Periods Ended June 30, 2005 and September 30, 2005. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission

December 16, 2005 Page 2 of 4

Form S-3

Selling Unitholders, page 35

Comment

1.	We note your disclosure regarding the information you intend to provide in a prospectus supplement with respect to the selling unitholders. Consistent with the requirements of Item 507 of Regulation S-K, please provide all such required information in the current prospectus.

Response

We have revised the Registration Statement accordingly. Please see pages 38-39.

Comment

2.	Please disclose whether any selling unitholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling unitholder is a registered broker-dealer, please revise your disclosure to indicate that such selling unitholder is an underwriter, unless such selling unitholder received its securities as compensation for investment banking services. If the selling unitholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling unitholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling unitholder is an underwriter.

Response

We have revised the Registration Statement accordingly. Please see pages 38-39.

Comment

3.	Please identify in the selling unitholder table the natural persons who exercise voting and/or investment power over the entities listed. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

Response

We have revised the Registration Statement accordingly. Please see pages 38-39.

Securities and Exchange Commission

December 16, 2005 Page 3 of 4

Where You Can Find More Information, page 37

Comment

4.	Please update this section to reference the most recent reports incorporated by reference.

Response

We have revised the Registration Statement accordingly. Please see page 41.

Forms 10-Q

Controls and Procedures

Comment

5.	We note disclosure in the Forms 10-Q stating that there were no “substantial changes in internal controls since December 31, 2004.” However, Item 308(c) of Regulation S-K requires that you disclose any change in the registrant’s “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. Consistent with the disclosure requirements of Item 308 (c) of Regulation S-K, please confirm to us whether there were “any” changes to internal controls over financial reporting for the period covered by the reports. Further, in future periodic reports ensure that your disclosure is consistent with the disclosure requirements set forth in Item 308(c) of Regulation S-K and Rules 13a-15 and 15d-15 of the Exchange Act of 1934.

Response

During the fiscal period ended June 30, 2005 there were no changes that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the fiscal period ended September 30, 2005, there were no changes that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will ensure that the disclosures in our future periodic reports conform to the disclosure requirements set forth in Item 308 (c) of Regulation S-K and Rules 13a-15 and 15d-15 of the Exchange Act.

Securities and Exchange Commission

December 16, 2005 Page 4 of 4

Please contact Dan Fleckman at (713) 758-3706 or Heather Callender at (713) 758-4618 with any questions.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Heather G. Callender
Heather G. Callender